ANNUAL REPORT

California Tequila, Inc.
30012 Aventura, Suite A
Rancho Santa Margarita, California 92688
www.atequila.com/



In this annual report (the "Annual Report") the term "California Tequila", "we", "us", "our", or "the company" refers to California Tequila, Inc.

The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this Annual Report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website www.atequila.com/investor-relations

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business
Corporate History

The issuer, California Tequila, Inc. was incorporated under the laws of California on April 27, 2020. Prior to incorporation of California Tequila, Inc. the Company had been conducting operations under California Tequila, LLC since its organization in California on May 2, 2002. All operations and assets of California Tequila, LLC were transferred to California Tequila, Inc. upon its incorporation. California Tequila, Inc. filed a Fictitious Business Name Statement with Orange County, CA permitting the Company to use the name "AsomBroso Tequila".

The previous entity, California Tequila, LLC, was formed in 2002 by Richard Gamarra as its sole managing member. It was the vehicle through which the AsomBroso tequila brand was created, imported and marketed domestically. Until 2006 Mr. Gamarra was its sole employee. In January 2006 Andrew Ulmer was engaged by Mr. Gamarra to serve as the entity COO and Vice President. However, he was never a member of the limited liability company. Through the early years the limited liability company provide tax shelter to offset Mr. Gamarra's other earned income.

In anticipation of the Company's Regulation CF raise, it was deemed advisable that the limited liability Company merge into a C-Corporation providing optimum flexibility for the issuance of additional equity. Accordingly, in 2020 California Tequila, Inc. was formed by Mr. Gamarra to accomplish this reorganization. The Company has two authorized classes of stock one voting and one nonvoting. Thereafter, on or about June 9, 2020 pursuant to a Certificate of Merger, and Agreement and Plan of Merger between the parties, California Tequila LLC merged into California Tequila Inc. the surviving entity. By operation of law, the California Tequila, LLC's history, operation, assets and liabilities were subsumed into California Tequila, Inc. and its legal existence permanently extinguished. Pursuant to the terms of the merger Mr. Gamarra interest in the limited liability company was converted into 100% of the authorized and outstanding common voting stock of California Tequila Inc.

Introduction

The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its "AsomBroso" brand. AsomBroso is the cognate of the Spanish word for "amazing." The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category from its AsomBroso Silver (USA MSRP $40.00/bottle) to its state of the art 12-year-aged Collaboration Extra Anejo (USA MSRP $1,800.00/bottle). The Company has also begun to market other spirits, specifically flavored whiskeys under its "Knucklenoggin" brand.

The Company's tequila products are manufactured pursuant to the Company's proprietary formula in partnership with its esteemed distillery situated within Jalisco, Mexico – a province renowned for the production of a Mexican national resource, agave tequila. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of "Tequila" and/or "Tequila 100% De Agave" and continues to maintain such standards. See "Intellectual Property" for further details.

The Company currently has distribution of AsomBroso tequilas in twenty-five states and three foreign countries, with the intention to use the Proceeds from this Offering to expand into new territories. See "Distribution" for further details.

Products

Since 2002, we believe that AsomBroso tequila has gained the reputation within the tequila industry (and amongst tequila aficionados) as one of the best, if not the best, tequila brand on the market. AsomBroso tequilas have products that span the price range of ultra-premium tequilas.

The Company currently produces, markets, and sells ten ultra-premium tequilas marketed under the "AsomBroso" brand. Additionally, the Company has recently released a new salted caramel-flavored whiskey under the "Knucklenoggin" brand. The following product descriptions are the currently marketed spirits sold by the Company.

El Platino Silver



USA MSRP: $40.99

16% of Product Mix (Approx.)

Voted "Top Tequila" and awarded "Double Gold" out of more than 300 tequilas at the San Francisco World Spirits competition. *By crafting El Platino with specially selected 100% blue agave in our proprietary multiple distillation and filtration process, we have found the perfect balance of preserving the taste while eliminating the harsh finish that may be present in many other tequilas. El Platino is the sophisticated foundation for all of our unique tequilas and is perfect for sipping straight or mixing with your favorite drinks.*

La Rosa Reposado



USA MSRP: $47.99

30% of Product Mix (Approx.)

A tequila like no other, La Rosa begins with our awarded El Platino Silver. Once the final filtration is completed, the tequila is then "rested" (reposado) for 3 months in French oak casks previously used for fine Bordeaux wine. We created this resting process which imparts the natural pink color from the wine and gives our reposado a subtle sweet finish resulting in an unparalleled taste experience. Awarded the "Gold Medal" at the San Francisco World Spirits Competition.

Cristalino Extra Anejo





USA MSRP: $99.99

Rested 3 years

1% of Product Mix (Approx.)

Our first TRIPLE BARRELED tequila, CRISTALINO is a tequila like never before! This unique, clear Extra Anejo masterpiece is from the imagination of Ricardo Gamarra. The purpose of this tequila creation was to see if we could achieve the most balanced tequila ever. To do this we looked into our barrel aging process and our decades of experience and tried something new.

Gran Reserva Extra Anejo



USA MSRP: $99.99

Rested 5 years

44% of Product Mix (Approx.)

To make our Gran Reserva, our awarded El Platino is carefully aged five years in new, premium French oak barrels. By aging the El Platino through this unique aging process, our Extra Anejo is given full-bodied taste that critics have compared to a sophisticated Cognac or Armagnac. We are honored to have been voted "Best of the Best" by the prestigious Robb Report magazine, and adorned with the "Double Gold Medal" by the San Francisco World Spirits competition.

El Carbonzado Extra Anejo





USA MSRP: $169.99

Aged 6 years

1% of Product Mix (Approx.)

One of our newest DOUBLE-BARRELED creations, El Carbonzado is another tequila first! We begin with our "Best of the Best" Gran Reserva Extra Anejo, and then barrel the tequila a second time in premium medium charred oak casks previously used to house one of the world's highest rated Irish Whiskeys. The results from this 6-year aging process is an incredibly smooth tequila, with just enough southern charm to please both tequila and whiskey drinkers alike.

Especial de Rouge Extra Anejo



USA MSRP: $399.99

Aged 10 Years

1% of Product Mix (Approx.)

The Especial De Rouge is a masterpiece in its own right. This is the world's first tequila to rest in fine crafted French oak barrels previously used to host one of the world's most famous French Cognacs, Grand Marnier®. We patiently waited for the aging process to properly infuse itself, measuring the content religiously to ensure the essence of both the mild oak and buttery orange blossom notes to take hold of this unique and marvelous tequila.

Vintage 11 Year Extra Anejo





5% of Product Mix (Approx.)

USA MSRP: $699.99

Aged 11 Years

From Ricardo's personal collection, Vintage is a remarkably smooth Extra Anejo tequila. The process begins with our El Platino, resting it for 11 long years in new French Oak Barrels. This "Best of the Best" tequila has been described as the "Nectar of the Gods" It is bottled in our beautiful decanter designed after the Bellagio Hotel's famous "Fiori de Como" Chihuly chandelier. Sold in Costco locations, packaged in an elegant display, polished hardwood humidor with a custom laser engraved pedestal.

Diosa 12 Year Extra Anejo



USA MSRP $1,200.00

Aged 12 Years

1% of Product Mix (Approx.)

One of our latest creations. Jarrett Gamarra is proud to bring you the Diosa Reserva Familiar 12 year rested in premium Napa Valley American Oak. The Diosa Reserva is a tequila close to Jarrett's heart. Twelve years ago, Jarret was introduced and indoctrinated into the world of tequila by his father, Ricardo, to uphold his family name and legacy. On that day twelve years ago, Jarret personally selected three American oak barrels that would house his own aged tequila. As time progressed Jarrett diligently monitored the taste profile of this tequila until perfection was achieved.

Today, you have the opportunity to own this tequila and the special story it shares. Named "Diosa", or "Goddess", Jarrett named this tequila after his beautiful wife Paris. The Diosa is housed in a beautiful stained glass decanter, accented with three elegantly-tied rope rings to symbolize his three years of marriage with Paris.

Del Porto Extra Anejo



USA MSRP $1,200.00

Aged 12 Years

1% of Product Mix (Approx.)

This complex tequila is another first of its kind from Ricardo Gamarra's personal collection. Beginning with our awarded Vintage 11 year Extra Anejo, Ricardo then DOUBLE BARRELS the tequila an additional fourteen months in hand chosen port wine barrels imported from Portugal. This beautiful tequila is then adorned in a meticulously-crafted crystal decanter handmade by the famous Italian artisan, Luciano Gambaro. This work of art is then displayed in our custom engraved polished cedar humidor.

"The Collaboration" Extra Anejo



USA MSRP: $1,999.99

Aged 12 Years

1% of Product Mix (Approx.)

The Collaboration is a stunning DOUBLE BARREL rested tequila combining our awarded Vintage 11 year Extra Anejo with the esteemed Silver Oak Cellars Cabernet Sauvignon American oak barrels and re-rested for additional twelve months. This has produced one of the world's most luxurious and taste-provoking tequilas in the world. Each decanter housing "The Collaboration" is handcrafted by famed glass artist Luciano Gambaro of Marino Italy and displayed in a finely-polished, custom-engraved cedar humidor, The Collaboration makes an exquisite gift for the tequila aficionado.

Rated a "97" by The Tasting Panel Magazine – Highest rated tequila in the world!

Non-Tequila Products

As of the date of this Annual Report, the Company produces and sells one non-tequila product, Knucklenoggin Salted Caramel Whiskey. Sale of Knucklenoggin began in 2020 and is expected to grow. The Company does not expect significant capital expenditures required for this product-line to grow.

Knucklenoggin Salted Caramel Whiskey



USA MSRP $25.99

New Product (Product mix % not available)

Created by AsomBroso Master Distiller Ricardo Gamarra, Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink... Knucklenoggin is simply delicious! Made from a blend of the finest aged American Whiskeys, carefully selected by our Master Blenders and infused with the sweet taste of rich creamy caramel - imparting creamy smooth notes that perfectly complement our stunningly bold whiskey.

Tequila Market

The domestic and global tequila market has exploded within the past four years. In 2019, the global tequila market doubled, passing over $4.6 billion. This included a comparable growth in the high-end/ultra-premium segment of the tequila market. The Company predicts the growth trend of the high-end/ultra-premium tequila segment to continue for the foreseeable future, correlating with the greater tequila market trends. The Company believes that it is particularly well-positioned to capitalize on this segment's growth due to the already high reputation of AsomBroso tequilas in the ultra-premium tequila category.



U.S. Tequila Volumes

Customer Profiles

The Company's internal research indicates the AsomBroso customer base has the following attributes:

- Gender: 55% Male and 45% Female

- Age: 35-55 years old

- Average Household Income: $150,000+

- Marital Status: Married with a Family

- Education: College Educated, bachelor's degree (or higher)

Manufacturing

California Tequila, Inc. imports and manufactures its own propriety branded products using the Tequila Selecto De Amatitan S.A DE C.V distillery ("Tequila Selecto Distillery"). The process, including but not limited to the following, is performed by the Company's staff and overseen by the Company's management:

- Manufacturing,
- Barrel resting
- Inventory management,
- Blending,
- Sourcing raw bottles,
- Labeling, and
- Packaging

The agreement between the Company and Tequila Selecto Distillery is valid for 10 years.

Brand Image

The Company has crafted the AsomBroso brand, including its reputation and brand image, to target a tequila consumer who has the following customer profile: (1) indulges in luxury; (2) enjoys travel; (3) active in business community as a leader or an owner; (4) appreciates a lifestyle centered around relaxation and "taking it easy".

Commercial Customer Profile

A significant portion of the Company's sales are business-to-business sales ("B2B"). The Company currently sells to commercial clients including businesses in hospitality, hotels, restaurants, retail establishments, private clubs, and the like. The Company has adopted a philosophy of direct and indirect marketing to the beverage managers of these businesses.

The Company has and will continue to target the above establishments, but will focus most of its sales and marketing efforts to such places that are characterized as "modern", "upscale", in both suburban commercial and city locations, and in single and chain model establishments.

Marketing Programs

The Company will be using its extensive in-house capabilities to brand and market our product. With a combination of various advertising media, guerrilla marketing techniques, special events, telemarketing, on-site promotions, press and media coverage. The Company has created and tested a comprehensive and targeted marketing and branding strategy that rivals or exceeds the big brands, at a much lower cost per million dollars. AsomBroso has positioned itself to utilize non-traditional forms or exposure, such as in-house custom designed graphics allowing us to place maximum expose at a minimal cost. Our brands reputation for high quality and innovative products will become the de facto leader of the ultra-premium segment. The growth is expected to exceed the industry past and projected growth rate as nationwide marketing and distribution plans take effect.

Business-to-Consumer Marketing Strategy

The Company intends to spend a portion of the Proceeds in an expansion of marketing efforts directly to consumers. The marketing effort will utilize traditional and modern techniques including social media marketing and search engine optimization. The Company will conduct such marketing efforts both in house and through contracted third-party marketing/advertising firms. The overarching focus of the business-to-consumer ("B2C") marketing campaign will be for the flagship products Gran Reserva 5-year Extra Anejo and La Rosa Reposado. The Company will also promote its luxury and innovative products when such become available for sale through limited releases.

The Company intends to engage in direct sales and marketing through its website AsomBrosotequila.com (the "Website"). One major aspect of the Company's direct sales marketing campaign over its website derives from the Company's "Agave Club" mailing list. The mailing list sign-up portal is provided on the Company's website. As of the date of this Annual Report, the Company has approximately 28,000 AsomBroso Agave Club Members.

The Company currently conducts direct sales over its Website to 37 different states. The Company has engaged a third party marketing company to execute a comprehensive sales and marketing strategy, including bi-weekly emails to Agave Club members. The direct sales social media strategy will direct dollars to the 37 states the Company may ship to directly form the Website.

Business-to-Business Marketing Strategy

The same marketing agency engaged for B2C marketing and advertising has also been engaged to execute a comprehensive B2B marketing strategy to help build AsomBroso product awareness amongst potential and current commercial clients such as hospitality, hotels, restaurants, liquor retailers, and private clubs. Initial B2B marketing campaigns will be focused in the top United States tequila markets.

Sales Representatives

The Company also intends to use the proceeds from this Offering to expand traditional sales activities by utilizing and expanding its salesforce throughout the US to spread marketing message and brand awareness, conduct brand tasting and product placement via distributor partners to restaurants and retailers.

Competition

The tequila market is one of the most robust alcohol markets both in gross sales size and number of brands. The categorization of the AsomBroso brand as an ultra-premium tequila brand does limit the scope of actual competing brands, since the AsomBroso customer is more likely to pick a high-end/ultra-premium tequila. The closest nationally distributed, or widely distributed competing brands are Don Julio, Patron, Casamigos, Clase Azul, and Adictivo Extra Aged Cristlino. The table below provides a comparative MSRP price point table for AsomBroso products as compared to the closest competing products from the above named competitors.

Name of Competitor Tequila (MSRP)	AsomBroso El Platino ($40.99)	AsomBroso La Rosa ($47.99)	AsomBroso Cristalino ($99.99)	AsomBroso Gran Reserva Extra Anejo ($119.99)	AsomBroso El Carbonzado ($169.99)	AsomBroso Especial De Rouge ($399.99)	AsomBroso Vintage Extra Anejo ($699.99)	AsomBroso Del Porto Extra Anejo ($1,899.99)
Don Julio	$ 39.99	$ 42.99	-	$ 126.99	$ 126.99	$ 126.99	$ 359.99	-
Patron	$ 39.99	$ 42.99	-	$ 45.99	-	-	-	-
Casamigos	$ 37.99	$ 42.99	-	$ 47.99	-	-	-	-
Clase Azul	$ 59.99	$ 79.99	-	$ 449.99	$ 449.99	$ 449.99	$ 1,474.99	$ 1,474.99
Don Julio Real	-	-	-	-	-	-	$ 359.99	-

Employees

The Company currently has six employees, three part-time, including a controller, and three full-time including a Director of Marketing, bookkeeper and a sales representative. The part-time employees work between 1-20 hours per week, additionally an independent contractor provides about forty hours a week of services for the Company.

Intellectual Property

The Company has a considerable portfolio of valuable and legally protected intellectual property. First and foremost, the Company's most valuable intellectual properties are the recipes, distillation processes, and aging formulae for the various tequilas. Such processes and formulae are protectable trade secrets. Additionally, the Company owns the following intellectual properties:

◻ AsomBroso Decanter (bottle) Design

  o Design Patent for the AsomBroso Decanter with the United States Patent and Trademark Office (the "USPTO")

  o Industrial Design Patent for the AsomBroso Decanter with the China National Intellectual Property Administration ("China" or the "China Patent Office")

◻ Geographical Indication permitting use of the label "Tequila" and/or "Tequila 100% De Agave" (State of Jalisco, Mexico)

◻ Trademarks

  o "Asombroso" word mark (USPTO)

  o "Asombroso Ultrafino" word mark (USPTO)

  o "Knucklenoggin" word mark (USPTO)

  o Knucklenoggin design mark (USPTO)

o   "Asombroso" "Fine Tequilas" "100% Blue Agave" word marks (China)

AsomBroso Decanter (bottle) Design

The original AsomBroso bottle is based off of an antique crystal decanter that Company Chairman Ricardo Gamarra happened upon during a visit to an 18th-century castle in Europe during the Spring of 2000. Ricardo subsequently patented the design with the USPTO and the China Patent Office to become the vessel for AsomBroso tequilas. In addition to the patented design, the super ultra-premium double-barreled Del Porto and the Collaboration tequilas are bottled in hand-blown glass bottles. Each of these bottles is blown on the Island of Marino, Italy by the famous glass artisan Luciano Gambaro.

There are two design patents for the decanter (bottle) design, one with the USPTO (Patent Number D562150) and one with the China Patent Office (Industrial Design Patent Number ZL 2011 3 0015508.6).

"Tequila" Geographical Indication

The USPTO defines a geographical indication as "indications which identify a good as originating in the territory of a country, or a region or locality in that territory, where a given quality, reputation or other characteristic of the good is essentially attributable to its geographic origin." Examples of geographical indications from the United States include: "FLORIDA" for oranges; "IDAHO" for potatoes; and "WASHINGTON STATE" for apples."

Other examples of geographic indications, as relevant to alcoholic sprits include "Cognac" for brandy from the Cognac region, "Scotch" for whisky from Scotland, or "Bourbon" for whiskey made in Bourbon County, KY. Many geographical indications have stringent standards as to the quality of ingredients, the ratios of those ingredients, and the distillation and/or aging process of the spirit. Furthermore, the ability for a distillery to place the label of that geographical indication is a regulated activity, usually by an agency within the relevant territory or region.

"Tequila" and or "Tequila 100% De Agave" is a geographical indication for a distilled beverage made from the blue agave planet, primarily in the area surrounding the city of Tequila in the Jaliscan Highlands of the central western Mexican state of Jalisco. Tequila is the national spirit of Mexico along with one of Mexico's largest exports. As such "Tequila" was recognized by the EU in 2019 and placed on the EU geographical indications register.

The State of Jalisco has certified that AsomBroso is permitted to use the geographical indication "Tequila" and "Tequila 100% De Agave".

Company Trademarks

The Company currently owns four trademarks with the USPTO, three word marks and one design mark. The Company also owns one word mark with the China Patent Office.

Mark	Office	Trademark Type
"Asombroso"	USPTO	Word Mark
"Asombroso Ultrafino"	USPTO	Word Mark
"Knucklenoggin"	USPTO	Word Mark
Knucklenoggin	USPTO	Design Mark
"Asombroso" "Fine Tequilas" "100% Blue Agave"	China Patent Office	Word Mark

Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Property

The Company owns approximately $1,000,000 worth of tequila and spirits in inventory stored within its facilities located at 30012 Aventura Rancho Santa Margarita, CA 92688 and Camino a la villa de cuerambaro KM 2 CP 45380 Mexico.

During 2020 and 2019, the Company paid month to month rent for an office space to Tangar 1, LLC located at_30012 Aventura Rancho Santa Margarita CA 92688.

Rent expense for the fiscal years 20120 and 2019 was $26,088 and $28,725, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following tables set out the Company's officers, directors, and significant employees as of December 31, 2020.

Directors

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chairman of the Board	62	*May 2002 - Present	Full Time
Andrew Ulmer	Director	53	*January 2006 - Present	Full Time

Officers

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chief Executive Officer	62	*May 2002 - Present	Full Time
Andrew Ulmer	President	53	*January 2006 - Present	Full Time

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours/Week
Jarrett Gamarra	Marketing Director	30	January 2013- Present	Full Time

Term of office began with the predecessor limited liability company, California Tequila, LLC

Richard Gamarra: Founder, Chief Executive Officer, Treasurer and Chairman of the Board of Directors

The founder of the Company Mr. Richard Gamarra is the sole Class A Voting Common Stock controlling shareholder, the Treasurer and the Chairman of the Board of Directors. Mr. Gamarra has held his current officer positions, CEO and Secretary since May 2002. Additionally, during the last three years, Mr. Richard Gamarra has experience as the CEO of West Coast Craft Spirits, Inc.

Andrew Ulmer: Director, President and CFO

Mr. Andrew Ulmer is a Director of the Company, the President and CFO. Mr. Ulmer has held these positions since May 2006. Additionally, during the last three years, Mr. Andrew Ulmer has experience as the President of West Coast Craft Spirits, Inc.

Jarrett Gamarra: Marketing Director

Jarrett Gamarra is the Marketing Director. Mr. Gamarra has held this position since January 2013. Mr. Gamarra brings a purposeful strategic marketing and brand development expertise to the Company as its Marketing Director, while providing authentic, customized solutions grounded in commercial reality. He has over nine years of social media expertise, brand building, new product launches, and brand expansion in the luxury spirits market.

Family Relationship Disclosure

Founder/Chairman/CEO Richard Gamarra is the father of Jarrett Gamarra, the Marketing Director of the Company.

Provisions In Bylaws For Change In Management

The management of the Corporation is vested in its Board of Directors as elected by the Class A Voting Common Stock Shareholders in accordance with the Corporation's Bylaws. The Board may elect Officers as set forth in the Bylaws to manage the day-to-day operations of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

- From March 5, 2019, until the date of this Annual Report, Richard Gamarra, who is a member of California Tequila LLC, owns 50% of West Coast Craft Spirits, Inc., a California licensed Spirits distributor that not only distributes AsomBroso Tequila in the state of California but also distributes over 550 other brands. At West Coast Craft Spirits AsomBroso Tequila has the same margin as all other brands. During fiscal year 2019, the sales amounted to $556,203 and the outstanding receivable was $217,931 and $33,127 as of September 30, 2020 and September 30, 2019 respectively.

- In September 2016, the Company entered into a loan agreement with a certain lender for $100,000. The loan was guaranteed by Richard Gamarra, at that time, the sole member of the Company. The loan incurs interest at 10% per annum and was originally due on March 31, 2017, however, terms have been extended and the note is presently due on demand. In 2019, an aggregate of $30,000 in repayments were made by Richard Gamarra on behalf of the Company. The principal balance was reduced by product sales made to a customer owned by the noteholder. During the years ended December 31, 2020 and 2019, the Company recorded sales of $9,256 and $14,016, respectively, to this customer CRI, Inc. in note payments. As of December 31, 2020 and 2019 the Company had $37,727 and $46,984 in principal outstanding, and $29,000 and $21,500 in interest payable, respectively.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Investing in the shares is risky. An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Annual Report. The following risk factors are not intended, and shall not be deemed to be, a complete description of the risks inherent in the investment in the Company.

Your investment could be illiquid indefinitely. This investment in Shares is meant to be held as a long-term investment, and you may not be able to sell the Shares. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing company in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

There is no current market for our Class B Non-Voting Common Stock. There is no formal marketplace for the resale of our Class B Non-Voting Common Stock. The Company may apply for quotation on StartEngine's secondary market and/or the OTCQB to the extent any demand exists. These Class B Non-Voting Common Stock are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since we have not yet established a trading forum for the Class B Non-Voting Common Stock, there will be no easy way to know what these securities are "worth" at any time. Even if we seek a listing on StartEngine's secondary market or the OTCQB market or another alternative trading system there may not be frequent trading and therefore no market price for the Common Stock and/or Preferred Stock.

The Company may not have enough capital as needed and may be required to raise more capital. The Company anticipates needing access to credit in order to support our working capital requirements as it grows. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If Company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If Company is unable to find additional investors willing to provide capital, then it is possible it may cease sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if the Company is not forced to cease its sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Minority holders hold securities with no voting rights. The Class B Non-Voting Common Stock offered to Investors do not have voting rights attached. This means as a Class B Non-Voting Common Stock minority shareholder, investor will have no right to dictate how the Company is managed. Each investor is trusting in the Company's management to make good business decisions that are in the best interest of the Company. Furthermore, in the event of the Company's liquidation, Investors will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. However, as to the remaining funds Investors shall be entitled to a priority regarding said funds in an amount equal to the original investment, after which the remaining funds will then be distributed pro rata to all common shareholders.

The Company relies on third parties to provide services essential to the success of our business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that Company will experience delays, defects, errors, or other problems with the third party's work that will materially impact Company's operations and may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect Company's business. As a result, your investment could be adversely impacted by Company's reliance on third parties and their performance.

The Company has been substantially affected by the coronavirus pandemic. In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long term impacts of the outbreak are unknown and evolving.

This pandemic has already adversely affected our business and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term.

At the time of this filing, many restaurants, bars and hotels in the United States and in many countries are closed. These closures have significantly affected our business in numerous ways. As this filing is being made, there is uncertainty as to if, or when, our restaurants, bars and hotels and those of others will reopen and the same uncertainty applies to the Company. There is also uncertainty as to what long-term restrictions or other effects will occur in the restaurant, bar and hotel business, as well as to distilling and distribution operations in general. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company and your investment.

The Company is dependent upon its management, founders, key personnel and consultants to execute the business plan, and many of them will have concurrent responsibilities at other businesses such as West Coast Craft Spirits, Inc. The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Many of them will have concurrent responsibilities at other entities such as West Coast Craft Spirits, Inc. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the industries in which the Company participates is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Changes in employment laws or regulation could harm the Company's performance. Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. This risk of changes in labor laws or regulation also applies to the producers and partner distilleries of AsomBroso tequilas in Mexico.

The Company's bank accounts will not be fully insured. The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company faces significant competition in the United States. The Company faces significant competition in the United States tequila marketplace. According to the Consejo Regulador del Tequila (The Tequila Regulatory Council) located in Mexico, there are 1,462 tequilas certified to use the geographic indication "Tequila" see "Intellectual Property" below. Though some of these may not be imported to domestic markets, the number of tequilas imported and sold in the United States surely is close to such number. The result of this is a highly-saturated and competitive market. The Company may have difficulty increasing market share for AsomBroso tequilas, which may adversely affect revenues.

A disruption in distillation or importation activities could have a material adverse effect. A prolonged disruption to distillation or importation activities (*e.g.*, due to fire, industrial action, adverse importation issues, or any other cause) at its distillation site(s) could have a material adverse effect on the Company's ability to produce its products. This could have a material adverse effect on the Company's consolidated financial results and on your investment.

The Company and its distributors could have licensing, legal or regulatory problems. The Company or its Distributors could lose their licenses to import or sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensing in the various jurisdictions with a material adverse effect on the Company's consolidated financial results and on your investment.

The Company's expenses could increase without a corresponding increase in revenues. The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

The Company will be reliant on key suppliers. The Company has executed agreements with key suppliers of AsomBroso products (including partnered distilleries in Mexico) and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent) could have a material adverse effect on the Company's consolidated financial results and on your investment.

Increased costs could affect the Company. An increase in the cost of raw materials, including agave, or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. This includes the proprietary decanters in which AsomBroso tequilas are housed. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Inability to maintain and enhance product image. It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company's products may be impacted for various reasons including litigation, complaints from regulatory bodies resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company's insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company's products could damage the Company's reputation and diminish the value of the Company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a material adverse effect on its consolidated financial results as well as your investment.

The tequila segment of the spirits industry is subject to both state and federal regulatory authorities. The tequila segment of the spirits industry is subject to both state and federal regulatory authorities. Since the Company's products are imported from Mexico, there is risk of vulnerability if stringent trade or tariffs materially interrupt the Company's business model. The probability of such occurring is low due to the recently enacted United States-Mexico-Canada Trade Agreement, set to expire in 2036. Trade tensions between the United States and China have affected the Cost of Goods Sold for some AsomBroso Tequila products due to an increased cost for decanter importation – however, even if trade from China to the United States is fully prohibited, the Company could still produce decanters domestically.

Regulatory and legal hurdles. The operation of a distillery and spirits importer, wholesale and retail distribution of spirits will be subject to obtaining a liquor license or other licensure in the countries and states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company's business plan and consolidated financial results and on your investment.

Government and other campaigns and laws could reduce demand. Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company's products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company's financial results and on your investment.

The Company may be unable to manage their growth or implement their expansion strategy. The Company may not be able to expand the Company's products offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's consolidated financial condition and consolidated results of operations could be materially and adversely affected.

The Company relies upon trade secret protection to protect its intellectual property; it may be difficult and costly to protect the Company's proprietary rights and the Company may not be able to ensure their protection. The Company currently relies on trade secrets for its product recipes. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

The Company needs to increase brand awareness. Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning the Company's brand, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand name or if the Company incurs significant expenses promoting and maintaining the Company's brand name, it would have a material adverse effect on the Company's consolidated results of operations.

The Company faces competition in the Company's markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than does the Company. In many cases, the Company's competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's consolidated results of operations.

A data security breach could expose the Company to liability and protracted and costly litigation, and could adversely affect the Company's reputation and operating revenues. To the extent that the Company's activities involve the storage and transmission of confidential information and/or personally identifiable information ("confidential information"), the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued, in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2020, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company's capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company's capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of All Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Margarita, CA 92688	2,000 Shares of Class A Voting Common Stock	0	100%	96%

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

The Company has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued.

- As of August 14, 2020, California Tequila, Inc. successfully completed its Regulation CF raise in the amount of $1,067,653 and sold 306,603 shares of Class B Non-Voting Common Stock on StartEngine Capital, LLC. The proceeds from that offering were used to market products, fund operating capital, expand operations domestically and expand operations internationally. The Company relied on Section 4(a)(6) of the Securities Act.

- On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note. As of December 31, 2020 the current amount outstanding is $416,600. The Company notes that this loan is not eligible for fore-giveness.

DESCRIPTION OF CAPITAL STOCK

The Company sold Class B Non-Voting Common Stock in its Regulation Crowdfunding offerings.
The following description summarizes important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Amendment to the Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to its Certificate of Amendment to the Articles of Incorporation, Bylaws, and applicable provisions of the California General Corporation Law.

The Company's authorized capital stock consists of two classes of common stock, 20,000,000 shares of Class A Voting Common Stock, at no par value per share, and $15,000,000 shares of Class B Non-Voting Common Stock, at no par value per share.

As of December 31, 2020, the outstanding shares of the Company included:

- ◻ 2000 shares of Class A Voting Common Stock.

- ◻ 270,886 shares of Class B Non-Voting Common Stock.

In this Offering, the Company is offering shares of its Class B Non-Voting Common Stock.

Class A Voting Common Stock

Dividend Rights: The Board does not anticipate distributions of any kind. If the Board does make a distribution, the Board shall specify the amount of the distribution to the Shareholders. The distribution to each Shareholder will be made to the Shareholder in proportion with the pro-rata percentage of ownership of the Company by the Shareholder. If there are additional details regarding the distribution, those details will be addressed by the Board before or at the time of distribution.

Voting Rights: Each share of Class A Voting Common Stock will be entitled to one vote per share.

Class B Non-Voting Common Stock

Dividend Rights: The Board does not anticipate distributions of any kind. If the Board does make a distribution, the Board shall specify the amount of the distribution to the Shareholders. The distribution to each Shareholder will be made to the Shareholder in proportion with the pro-rata percentage of ownership of the Company by the Shareholder. If there are additional details regarding the distribution, those details will be addressed by the Board before or at the time of distribution.

Voting Rights: No voting rights are attached to the Class B Non-Voting Common Stock of the Company offered through this Offering.

Liquidation Rights: Class B Non-Voting Common Stock do not have prioritized liquidation rights. Generally secured creditors have the highest liquidation rights, followed by general creditors, and finally common stockholders, like Class B Non-Voting Common Stock Shareholders.

Preemptive Rights: Class B Non-Voting Common Stock have no preemptive rights to securities made through future offerings.

Conversion Rights: Class B Non-Voting Common Stock do not have conversion rights.

Redemption Provision: Class B Non-Voting Common Stock are not redeemable.

Sinking Fund Provisions: Sinking fund provisions do not apply to the Class B Non-Voting Common Stock.

Liability to Further Calls or Assessment by the Issuer: Class B Non-Voting Common Stock are not subject to additional capital calls or assessment by the Company.

Cumulative Voting: Class B Non-Voting Common Stock do not have cumulative voting rights.

Restrictions on Alienability: Shares of the Company's stock will be uncertificated, as provided under California law, and shall be entered in the books of the Company and registered as they are issued.

Within a reasonable time after the issuance or transfer of uncertificated shares, the Company shall send to the registered owner thereof a written notice (which may be in electronic form) that shall set forth the name of the Company, that the Company is organized under the laws of the State of California, the name of the Shareholder, the number and class (and the designation of the series, if any) of the Shares represented, and any restrictions on the transfer or registration of such Shares imposed by the Company's articles of incorporation, Bylaws, any agreement among shareholders or any agreement between Shareholders and the Company. Such notice shall further set forth the identity of the person responsible for recording the ownership of the uncertificated Shares and the contact details for such person. These disclosures shall be displayed conspicuously on the document. Pursuant to California Corporations Code Sec. 417 (c).

Provisions Discriminating Against Shareholder Owning a Substantial Amount of Securities: There are no provisions discriminating against a Class B Non-Voting Common Stock Shareholder owning a substantial amount of Class B Non-Voting Common Stock.

Rights of Shareholders That May Be Modified Otherwise Than By A Vote of A Majority or More of the Shares of Outstanding, Voting as a Class. Class B Non-Voting Common Stock Shareholders have no voting rights. A majority of the Class A Voting Common Stock is entitled to vote, either in person or by proxy, at any meeting of the voting Shareholders constitutes a quorum for the transaction of business of the Company, except as otherwise provided by the statute.

Provisions Relating to Shareholder Liability - Dissolution of the Company

> ***Cal. Corp. Code Sec. 2011(a)(1)(B)*** states that causes of action against a dissolved corporation, whether arising before or after the dissolution of the Company, may be enforced against Shareholders if any of the assets of the dissolved corporation have been distributed to Shareholders, to the extent of their pro rata share of the claim or to the extent of the Company's assets distributed to them upon dissolution of the Company, whichever is less.

> A Shareholder's total liability under this section may not exceed the total amount of assets of the dissolved Company distributed to the Shareholder upon dissolution of the Company.

> ***Cal. Corp. Code Sec. 2011(a)(2)*** states that except as set forth in subdivision (c) below, all causes of action against a Shareholder of a dissolved corporation arising under the California Corporations Code are extinguished unless the claimant commences a proceeding to enforce the cause of action against that Shareholder of a dissolved corporation prior to the earlier of the following:

> ***(A)*** The expiration of the statute of limitations applicable to the cause of action.

> ***(B)*** Four years after the effective date of the dissolution of the corporation.

> ***Cal. Corp. Code Sec. 2011(a)(3)*** states that as a matter of procedure only, and not for purposes of determining liability, Shareholders of the dissolved corporation may be sued in the corporate name of the corporation upon any cause of action against the corporation. This section does not affect the rights of the corporation or its creditors under Section 2009, or the rights, if any, of creditors under the Uniform Voidable Transactions Act, which may arise against the shareholders of a corporation.

Annual Report to Shareholders. The Board of Directors will cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal year adopted by the Company. This report will be sent at least 15 days (if third-class mail is used, 35 days) before the annual meeting of shareholders to be held during the next fiscal year and in the manner specified in the Bylaws. The annual report will contain a balance sheet as of the end of the fiscal year and an income statement.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

For the year ended December 31, 2020 Compared to December 31, 2019

Financial Condition

You should read the following discussion and analysis of the Company financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Revenues for the year ended December 31, 2020 were $1,379,225 compared to $901,570 for the year ended December 31, 2019, an increase of $477,655 or 53%. The increase in revenues was primarily due to the increase in global tequila consumption, in-spite of the ongoing pandemic and less availability for on-premise events. See "Trends" for additional information.

Cost of goods sold are the cost of our Tequila and Whiskey goods, supplies and materials, shipping and materials related to our revenues. Cost of goods sold for the year ended December 31, 2020 was $825,366 compared to $338,405 for the year ended Dec, an increase of $486,961, or 144%. The increase resulted from the increase in production to prepare for Q4 demand that are the highest of the year due to the holidays. The COVID-19 pandemic restrictions also affected manufacturing and transportation time related to cost of goods sold and causing it to increase. As a percentage of total revenues for the year ended December 31, 2020 costs of goods sold was 60% compared to 37% for the year ended December 31, 2019.

SG&A expenses consist primarily of wages and salaries, payroll expenses, insurance, legal and professional services, including consulting, legal, and accounting fees, rent, utilities, office supplies plus travel expense and other general corporate expenses. Advertising and Marketing for the year ended December 31, 2020, were $114,442 compared to $26,531 for the year ended December 31, 2019, a 331% increase of $87,911. The spike in advertising and marketing expenses was caused by the Company adapting to the new normal caused by the pandemic by spending to increase its online presence and sales.

General and administrative (G&A) expenses for the year ended December 31, 2020 were $658,930 compared to $369,829 for the year ended December 31, 2019, an increase of $289,101 or 78%. The increase was due primarily to an increase in legal and professional fees due to the Company preparing to launch a Reg A campaign by spending in legal and accounting services.

Our net loss for the year ended December 31, 2020 was $(232,259) compared to $160,055 in net income for the year ended December 31, 2019, a decrease of $392,314, or 240%. The decrease was primarily due to loss in sales caused by the constraints from the COVID-19 pandemic.

Liquidity and Capital Resources

Our total current assets at December 31, 2020 were $1,237,014, which included cash of $541,424, as compared with $524,211 in total current assets at December 31, 2019, which included cash of $39. The Company also receives loans from its founder from time to time to meet operational needs.

Operating Activities

For the year ended December 31, 2020, cash used in operating activities was in the amount of $(232,259) compared to cash provided by operating activities in the amount of $160,055 for the year ended December 31, 2019. The increase in cash used in operating activities was mainly due to an increase in inventory from $445,582 as of December 31, 2019 to $705,171 as of the year ended December 31, 2020. The increase in inventory was in preparation for the Company's Q4 sales that are the highest of the year and in anticipation of the Company launching its goods in additional states. The increase in cash used in operating activity was also caused by an increase in receivable from related party West Cost Craft Spirits, Inc from $68,878as of December 31, 2019 to $366,529 for the year ended December 31, 2020.

Investing Activities

For the year ended December 31, 2020, cash used in investing activities, increased to $32,906 from $0 as of the year ended December 31, 2019. The majority of the increase in cash used in investing activities was due to the Company purchasing warehouse fixtures in the amount of $32, 204.

Financing Activities

For the year ended December 31, 2020, cash provided by financing activities increased to $1,167,258 from $(5,576) for the year ended December 31, 2019. The increase in cash provided by financing activities was a result of the sale of Class B Non-Voting Common Stock to investors during its Regulation CF campaign for an amount of $1,067,653 and receipt of an SBA loan in the amount of $416,500.

Plan of Operations

The Company currently operates and sells its products in a limited fashion within prominent US states, specifically those containing the highest annual tequila consumption markets. Even with the limited distribution of AsomBroso products relative to the national domestic tequila market, the Company has had consistent year-over-year case sale growth and consistent corporate profits growth.

One of the most exciting developments has been the recent product placement of AsomBroso tequilas in national retail chains Kroger, Total Wine & More, BevMo, and Costco locations. Since Costco has started carrying AsomBroso tequilas, the sales numbers for the Costco-carried products has steadily increased.

In late 2018, the Company repositioned the price point of Gran Reserva Extra Anejo (lowering MSRP from $199.99 to $89.99) to compete head-to-head with Don Julio 1942. The modification of the price point caused Gran Reserva Extra Anejo to be one of the Company's two flagship products along with La Rosa Reposado. Together, these two products account for approximately 74% of the Company's product mix as of the date of this Annual Report.

The Company plans on continuing marketing and sales efforts – focusing on the highly profitable Gran Reserva Extra Anejo product.

Upon a successful offering, the Company intends to expand its distribution network and salesforce, hoping to launch in 25 new states and Canada over next 12 months. The Company intends to expand to Europe, Asia and Australia by the third quarter of 2022. The Company also intends to expand awareness and consumer interest via social media marketing, consumer tasting, trade tasting, and in-person marketing events. Below is a comprehensive plan for employee expansion and increased distribution.

Employee Expansion Plan

Upon a successful Offering, the Company intends to expand its employee-base considerably. The goal of this expansion is to rapidly expand product distribution and awareness throughout the various domestic markets/states. The first round of employee expansion will focus on the hiring of regional sales teams within the top six U.S. tequila markets. The second round of hiring will bolster the existing salesforce in the penetrated top markets and expanded sales teams in unrepresented domestic markets. With each round of salesforce expansion and as demand for AsomBroso tequilas increases, the Company intends to hire persons necessary to support increased sales volumes.

Projected Employee Hiring Schedule

Year 1

- California Sales Director
- Northern California Sales Representative
- Texas Sales Market Manager
- Arizona/Nevada Sales Director
- Arizona Sales Representative
- Pacific Northwest Regional Sales Director
- Company Brand Manager

Year 2

- Chief Financial Officer
- Texas Sales Director
- New York Sales Director
- Florida Sales Director
- North East Regional Sales Director
- South East Regional Sales Director
- Mid-West Regional Sales Director
- Southwest Regional Sales Director
- Rocky Mountain Regional Sales Director
- Canada Sales Director

Year 3

- National Account Sales Manger
- Florida Sales Rep

Distribution of Company Spirits

The Company imports AsomBroso tequilas from Jalisco, Mexico and sells to wholesalers who commercialize the Company's products in the United States through retailers. The AsomBroso brand is at an expansion stage with proven market and account penetration. The Company currently has its products distributed in eleven states and three foreign countries. Distribution of alcohol is traditionally done through regional distributors who are licensed in their respective jurisdictions. These distributors in turn sell to the retail establishments including retail liquor stores and restaurants.

Domestic Distributors

AsomBroso is currently sold in national chain stores such as Kroger, Costco, Total Wine & More, and BevMo!, with an average 85% reorder rate. The Company has purchase orders and opportunities to sell its products in many off-premise chains such as Ralph's, Safeway, Vons, Albertson's and Pavilions. AsomBroso has the potential to compete on a national level and to attract national distributors in our future markets. The Company utilizes sister-company West Coast Craft Spirits, Inc. for all California distribution of Company products. Richard Gamarra is a minority shareholder of West Coast Craft Spirits, Inc. Mr. Gamarra and Mr. Ulmer serve as CEO and President of West Coast Craft Spirits, Inc., respectively. In addition to AsomBroso tequilas, West Coast Craft Spirits, Inc. distributes over 250 unaffiliated brands. It is the intention of West Coast Craft Spirits to expand its operations outside of the state of California.

As of the date of this Annual Report, the Company utilizes the domestic distributors as stated in the table below.

Name of Distributor	State(s)
West Coast Craft Spirits	CA
FullClip Distributors	TX
Johnson Brothers	NV, IN, MN
Momentum Beverage	IL, CO
RNDC	AZ, AL, MT, NE, NM, WY, NC
Savannah Distributing	GA
Southern/Gazers	WA, OR, PA, SC, ME
Empire Distributors	TN
Wisconsin Wine	WI
Speakeasy Distribution	KS
Eder Brothers/AS Goodman	CT, RI

International Distribution

The Company currently distributes its products in three international markets (not including the country from which it is imported, Mexico), Germany, Japan, and the United Kingdom. Upon a successful Offering, the Company intends to expand distribution of its spirits into Canada and South Korea in 2021.

Name of Distributor	Country
Casa Tequila	Germany
Ezo Beer of Japan	Japan
The Whiskey World	United Kingdom

In addition to the above distributors, the Company affects direct sales through its own website. Upon purchase of a product on the AsomBroso Tequila website, the Company utilizes another company, Great American Craft Spirits, to facilitate the sale as and shipment of the product to the purchaser. The Company is able to sell AsomBroso Tequila products directly to consumers in 37 states through this process.

Special Characteristics of the Company's Operations

AsomBroso Tequila is the Company's flagship brand and carries special weight within the domestic tequila market. Though the tequila market is highly-competitive, AsomBroso Tequila will continue to distinguish itself as an ultra-premium tequila. The Company will continue to drive the AsomBroso Tequila brand in such a manner to ensure retention of its top position in the ultra-premium tequila category. The Company will continue to maintain its intellectual property, minimizing the risk of expiration and loss of value. Furthermore, the design patents with the China Patent Office and the United States Patent and Trade Office ("USPTO") mitigate the risk of infringing or substantially similar decanters (containing lower quality tequila) from degrading the brand quality and value.

Trend Information

In spite of the ongoing pandemic and less availability for on-premise events, Tequila consumption continues to surge to new heights. Specifically:
- For the year ended December 31, 2020, 20 million cases of tequila (excluding pre-mixed cocktails) were sold in the U.S. for the first time.
- Tequila's largest-selling premium labels have seen an influx of 100% blue agave extensions, which have carved out a significant share in a space once reserved for mixtos, the less expensive (not 100% agave) tequilas.
- Tequila shipment volume from Mexico to the U.S. increased 24% in 2020, representing an 89% share of all exports worldwide, according to the Consejo Regulador del Tequila.
- The 100%-blue agave segment once again outperformed the Tequila market overall, with shipments to the U.S. rising 31% in 2020 and comprising over 60% of total volume.
- The retail value of Tequila in Nielsen channels for the 52 weeks ending December 26, 2020 soared 54% to over $2.2 billion, compared to a 25% gain for the entire spirits sector.
- As of January 2021 tequila was the fastest-growing spirits category.

Due to the aforementioned factors, the Company believes that increased consumption of tequila will continue to grow and shape the tequila market domestically and globally.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

CALIFORNIA TEQUILA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)



**INDEPENDENT ACCOUNTANT'S REPORT**

To the Board of Directors of
California Tequila, Inc.
Rancho Santa Margarita, California

Opinion

We have audited the financial statements of California Tequila, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of California Tequila, Inc., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of California Tequila, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of California Tequila, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 26, 2021

Los Angeles, California

CALIFORNIA TEQUILA, INC.
BALANCE SHEETS

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	26,419	$	39
Accounts receivable—net		541,424		78,590
Inventories		705,171		445,582
Total current assets		**1,273,014**		**524,211**
Property and equipment, net		293,693		-
Other assets		872		872
Total assets	$	**1,567,579**	$	**525,083**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	98,839	$	-
Line of credit		-		10,504
Loan payable, current portion		255,218		46,984
Interest payable		39,415		21,500
Due to related party		30,000		30,000
Total current liabilities		**423,472**		**108,988**
Loan payable		199,009		-
Total liabilities		**622,481**		**108,988**
STOCKHOLDERS' EQUITY				
Common stock		8,457		-
Additional paid-in capital		936,003		-
Subscription receivable		(92,989)		-
Members equity		-		(166,641)
Retained earnings/(accumulated deficit)		93,628		582,737
Total stockholders' equity		**945,098**		**416,095**
Total liabilities and stockholders' equity	$	**1,567,579**	$	**525,084**

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	1,379,225	$	901,570
Cost of goods sold		825,366		338,405
Gross profit		553,859		563,165
Operating expenses				
General and administrative		658,930		369,829
Sales and marketing		114,442		26,531
Total operating expenses		773,371		396,360
Operating income/(loss)		(219,512)		166,805
Interest expense		16,747		7,500
Other income		(4,000)		(750)
Income/(Loss) before provision for income taxes		(232,259)		160,055
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(232,259)	$	160,055

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 20119

(in $US)	Common Stock		Additional Paid-In Capital	Subscription Receivable	Members' Equity	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance—December 31, 2018	-	$ -	$ -	$ -	$ (164,589)	$ 422,682	$ 258,093
Net income	-	-	-	-	-	160,055	160,055
Distributions	-	-	-	-	(2,052)	-	(2,052)
Balance—December 31, 2019	$ -	$ -	$ -	$ -	$ (166,641)	$ 582,737	$ 416,095
Conversion to a C corporation	8,150,000	8,150	(7,150)	-	166,641	(167,641)	-
Issuance of common stock, net of issuance costs	306,603	307	943,152	(92,989)	-	-	850,470
Dividends	-	-	-	-	-	(89,208)	(89,208)
Net loss	-	-	-	-	-	(232,259)	(232,259)
Balance—December 31, 2020	$ 8,456,603	$ 8,457	$ 936,003	$ (92,989)	$ -	$ 93,628	$ 945,098

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(232,259)	$	160,055
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Bad debt expense		38,048		13,925
Depreciation		30,264		-
Changes in operating assets and liabilities:				
Accounts receivable		(510,138)		(59,978)
Inventory		(547,379)		(123,085)
Accounts payable		98,839		(7,825)
Interest payable		17,915		7,500
Other current liabilities		-		(3,300)
Net cash used in operating activities		**(1,104,711)**		**(12,710)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(36,167)		-
Net cash used in investing activities		**(36,167)**		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from loan payable		416,500		
Line of credit repayment		(10,504)		(3,524)
Issuance of common stock		850,470		
Dividends / distributions		(89,208)		(2,052)
Net cash provided/(used) by financing activities		**1,167,258**		**(5,576)**
Change in cash		26,380		(18,286)
Cash—beginning of year		39		18,325
Cash—end of year	$	**26,419**	$	**39**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

California Tequila, LLC was formed on May 20, 2002 in the state of California. The financial statements of California Tequila, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Rancho Santa Margarita, California.

California Tequila was created to import and distribute Ricardo's AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico. Products are distributed worldwide. We have been awarded multiple honors from the Robb Report's "Best of the Best" and "Top Tequila" in the San Francisco World Spirits Competition.

On April 27, 2020, the Company converted from a LLC to a California C corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2020 and 2019, one customer account for 64% and 62% of revenue, respectively. As of December 31, 2020 and 2019, one customer accounted for 68% and 88% of accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 15 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2020 and 2019, the Company recorded bad debt expense of $38,048 and $13,925, respectively, to write off receivables deemed uncollectible.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation as it converted from a LLC in April 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of December 31,	2020	2019
Finished goods	$ 647,714	$ 48,684
Work in progress	57,457	396,898
Inventories, net	**$ 705,171**	**$ 445,582**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment, net consist of:

As of December 31,	2020	2019
Barrels	$ 287,790	$ -
Office and warehouse equipment	36,167	-
Property and Equipment, at Cost	323,956	-
Less: Accumulated depreciation	(30,264)	-
Property and Equipment, Net	**$ 293,693**	**$ -**

Depreciation expense for property and equipment for the years ended December 31, 2020 and 2019 was $38,048 and $0, respectively.

5. LOAN PAYABLE

Loan Payable

In September 2016, the Company entered into a loan agreement for $100,000. The loan was guaranteed by Richard Gamarra, the previous sole member of the Company. The loan incurs interest at 10% per annum and was originally due on March 31, 2017, however, terms have been extended and the note is presently due on demand.

In 2019, an aggregate of $30,000 in repayments were made by Richard Gamarra on behalf of the Company. As of December 31, 2020 and 2019, due to related party is $30,000.

The principal balance was reduced by product sales made to a customer owned by the noteholder. During the years ended December 31, 2020 and 2019, the Company recorded sales of $9,256 and $14,016, respectively, to this customer as note repayments.

As of December 31, 2020 and 2019, the Company had $37,727 and $46,984 in principal outstanding, and $29,000 and $21,500 in interest payable, respectively.

Line of Credit

During 2019, the Company had an outstanding credit line with American Express, which was repaid in 2020. As of December 31, 2020 and 2019, the outstanding balances were $0 and $10,504, respectively.

SBA Loan

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting common stock shares and 1,500,000 Class B non-voting common shares, both at par value $0.01.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting common stock for gross proceeds of $1,067,653. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering.

As of December 31, 2020, the Company had 8,150,000 shares and 306,603 shares of Class A and Class B common stock issued and outstanding, respectively.

During the years ended December 31, 2020 and 2019, the Company issued dividend payments (distributions as a LLC) of $89,208 and $2,052, respectively.

7. INCOME TAXES

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward (since incorporation in April 2020) as of December 31, 2020 totaled 161,754. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. It is likely that the net operating loss carryforwards will be exhausted in the tax return for the period ended December 31, 2020.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019 and 2018, the company paid month to month rent for an office space to Tangar 1, LLC.

Rent expense for the years ended December 31, 2020 and 2019 was $26,088 and $28,725, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued.

In March 2021, the Company initiated a Regulation A+ offering of Class B non-voting shares on StartEngine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant

California Tequila, Inc.

By: /s/ Richard Gamarra
Richard Gamarra
Chief Executive Officer and Secretary
Date: May 13, 2021

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Andrew Ulmer
Andrew Ulmer
President, Chief Financial Officer, Chief Accounting
Officer and Director
Date: May 13, 2021

By: /s/ Richard Gamarra
Richard Gamarra
Chairman of the Board of Directors
Date: May 13, 2021